Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Crestwood Midstream Partners LP

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-35377

This filing relates to a proposed business combination (the “Merger”) involving Crestwood Equity Partners LP (“Crestwood Equity”) and Crestwood Midstream Partners LP (“Crestwood Midstream” and, together with Crestwood Equity, “Crestwood”).

Additional Information and Where to Find It

This communication contains information about the proposed merger involving Crestwood Equity and Crestwood Midstream. In connection with the proposed merger, Crestwood Equity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood Midstream. Crestwood Midstream will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD EQUITY, CRESTWOOD MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com.

Participants in the Solicitation

Crestwood Equity, Crestwood Midstream, and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood Midstream in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood Midstream in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood Midstream’s directors and executive officers is contained in Crestwood Midstream’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information regarding Crestwood Equity’s directors and executive officers is contained in Crestwood Equity’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may results from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact Crestwood’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in Crestwood’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements.

News Release CRESTWOOD EQUITY PARTNERS LP CRESTWOOD MIDSTREAM PARTNERS LP 700 Louisiana Street, Suite 2550 Houston, TX 77002 www.crestwoodlp.com Crestwood Announces Executive Promotions and Organizational Changes Heath Deneke promoted to Chief Operating Officer; Bill Gautreaux promoted to Chief Marketing Officer HOUSTON, TEXAS, June 1, 2015 – Crestwood Equity Partners LP (NYSE: CEQP) and Crestwood Midstream Partners LP (NYSE: CMLP) (collectively “Crestwood”) today announced several promotions within Crestwood’s senior management team, effective immediately. Additionally, Crestwood announced a new internal organizational structure forming a Pipeline Services Group and Supply and Logistics Group. The Pipeline Services Group will consist of all Crestwood’s natural gas, crude oil and water gathering systems, pipelines and compression, processing plants and natural gas storage facilities in the US. The Supply and Logistics Group will include all natural gas liquids (NGL) and crude oil marketing, terminals and fractionation facilities, crude oil and NGL transportation fleet assets, NGL storage and US Salt. Crestwood anticipates that it will continue to report financial and operating data in its existing three segment structure of Gathering and Processing, Storage and Transportation, and Crude and NGL Services. “The purpose of the organizational realignment is to consolidate Crestwood’s geographically diverse midstream assets into a single business unit covering natural gas, crude oil and water systems to enhance our ability to respond to the needs of our customers and execute on growth opportunities,” stated Robert G. Phillips, Chairman, President and Chief Executive Officer of Crestwood’s general partner. “Separately, combining our NGL and Crude oil marketing teams will improve utilization of our NGL and crude storage, terminal and transportation assets and create a faster growth platform as new natural gas liquids and crude oil supplies come to market. Consistent with the recently announced simplification merger, this change is designed to enhance our competitive position and to streamline Crestwood’s commercial, operating and project management organization,” commented Phillips. Pipeline Service Group Heath Deneke, formerly President of the Natural Gas Business Unit, has been promoted to Chief Operating Officer and Head of the Pipeline Services Group. Mr. Deneke has been with the Crestwood organization since August 2012. In his new role, Mr. Deneke will be responsible for the commercial development and operations of Crestwood’s infrastructure assets serving the Marcellus, Bakken, PRB Niobrara, Delaware Permian, Barnett, Granite Wash, Fayetteville and Haynesville shale plays. Additionally, he will guide Crestwood’s technical services, environmental, safety, regulatory compliance and supply chain teams. Mr. Deneke’s previous experience includes a 17 year career at El Paso Corporation in a series of increasing executive roles including commercial and business development, project management and engineering, marketing and asset optimization. Mr. Deneke has a

NEWS RELEASE Page 2 of 4 bachelor's degree in Mechanical Engineering from Auburn University and is based in Houston, Texas. The following individuals in the Pipeline Services Group, reporting to Mr. Deneke, received promotions. Brian Freed, formerly Vice President of Crude Logistics, has been promoted to Senior Vice President of Western US Commercial Operations. Mr. Freed has been with the Crestwood organization since December 2012 where he developed the Bakken Colt Hub for its predecessor company. In November 2013, Mr. Freed also assumed responsibility for the Arrow Midstream business. In his new role, Mr. Freed will have commercial responsibilities for all Crestwood’s crude, natural gas, and water assets in the Western US Region including the Bakken, PRB Niobrara, and Delaware Permian shale plays. Mr. Freed brings 22 years of experience which includes senior leadership positions across multiple energy organizations, most recently with Rangeland Energy where he served as Vice President of Business Development and prior to that he founded and served as President and CEO of Entessa/Energy Solutions International before the successful sale of the Company. Mr. Freed served as an artillery officer in the United States Army after obtaining a bachelor’s degree from West Virginia University and is based in Houston, Texas. Mark Mitchell, formerly Senior Vice President of Natural Gas Business Unit, has been promoted to Senior Vice President of Eastern US Commercial Operations. Mr. Mitchell has been with the Crestwood organization since October 2013 with commercial responsibilities for Crestwood’s natural gas storage and transportation assets. In his new role, Mr. Mitchell will have commercial responsibilities for Crestwood’s natural gas gathering, compression, and natural gas storage and transportation assets in the Eastern US Region and the Tres Palacios gas storage joint venture. Mr. Mitchell brings 23 years of experience which includes various natural gas marketing and trading roles at Epoch Energy, El Paso Energy, Natural Gas Clearinghouse, and Coastal Corporation. Mr. Mitchell has a bachelor’s degree from Rice University and is based in Houston, Texas. Additionally, the following individuals will report to Mr. Deneke in the Pipeline Services Group: Chris Humes, Vice President of Pipeline Operations; Curt Van Hoorn, Vice President of Arrow Operations; Hugo Guerrero, Vice President of Technical Services; Miranda Jones, Vice President of Environmental, Safety and Regulatory; Darrell Hagerman, Vice President Commercial Central Area and Joey Hayles, Vice President, Supply Chain. Supply and Logistics Group Bill Gautreaux, formerly President of the Liquids & Crude Business Unit, has been promoted to Chief Marketing Officer and Head of the Supply and Logistics Group. Mr. Gautreaux has been with Crestwood and its predecessor companies since March 1999 and was a founding partner of Inergy LP. In his new role, Mr. Gautreaux will be responsible for consolidating Crestwood’s NGL and Crude marketing activities and leading its growth strategies around the Crestwood platform including the Marcellus Utica NGL supply region; Northeast US NGL market region; West Coast NGL assets; NGL and Crude trucking and transportation assets; and Crestwood’s crude marketing focus in the Bakken, PRB Niobrara and Delaware Permian

NEWS RELEASE Page 3 of 4 regions. Mr. Gautreaux brings 28 years of experience in NGL trading and marketing having worked at Dynegy, LPG Services Group and Ferrell Gas North America in positions of increasing responsibility. Mr. Gautreaux has a bachelor's degree from William Jewell College and is based in Kansas City, Missouri. The following individuals in the Supply and Logistics Group, reporting to Mr. Gautreaux, received promotions or new assignments. Kevin Hall joined the Crestwood organization in April 2015 as the Vice President of Transportation. Mr. Hall brings over 28 years of experience serving most recently as Senior Vice President, Supply Chain & Continuous Improvement for Hostess Brands LLC. In his new role, Mr. Hall will be responsible for Crestwood’s fleet of NGL and crude oil trucking units and rail cars. Mr. Hall’s previous experience spans across multiple industries, including chemical and hazardous materials, focusing on process improvements in trucking, rail and logistics and optimizing supply chain models. Mr. Hall is trained in LEAN business optimization and Toyota Production Systems. Mr. Hall has a bachelor’s degree from the University of Tennessee, with a concentration in transportation and logistics, and is based in Kansas City, Missouri. Additionally, the following individuals will report to Mr. Gautreaux in the Supply and Logistics Group: John Powell, Vice President of Trading and Risk Management; Vance Harrington, Vice President of Facilities; Mitchell Dascher, President of US Salt; and Philip Bouillette, Vice President of Business Development.

NEWS RELEASE Page 4 of 4 About Crestwood Equity Partners LP Houston, Texas, based Crestwood Equity Partners LP (NYSE: CEQP) is a master limited partnership that owns the general partner interest, including the incentive distribution rights and approximately 4% of the outstanding common units of Crestwood Midstream. In addition, Crestwood Equity’s operations include an NGL supply and logistics business that serves customers in the United States and Canada. About Crestwood Midstream Partners LP Houston, Texas, based Crestwood Midstream (NYSE: CMLP) is a master limited partnership that owns and operates midstream businesses in multiple unconventional shale resource plays across the United States. Crestwood Midstream is engaged in the gathering, processing, treating, compression, storage and transportation of natural gas; storage, transportation and terminalling of NGLs; and gathering, storage, terminalling and marketing of crude oil. Source: Crestwood Equity Partners LP and Crestwood Midstream Partners LP Crestwood Equity Partners LP Crestwood Midstream Partners LP Investor Contact Josh Wannarka, 713-380-3081 josh.wannarka@crestwoodlp.com Vice President, Investor Relations ###